UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD
Specialized Disclosure Report

Valmont Industries, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-31429	47-0351813
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15000 Valmont Plaza
Omaha, NE	68154
(Address of principal executive offices)	(Zip Code)

Timothy P. Francis, Interim Chief Financial Officer (402) 963-1000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

  X    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 - Conflict Minerals Disclosure
Item 1.01  Conflict Minerals Disclosure and Report
The Conflict Minerals Report of Valmont Industries, Inc. is attached hereto as Exhibit 1.01 and incorporated by this reference.
A copy of the foregoing report and Valmont’s Policy on Conflict Minerals are publicly available at www.valmont.com under “Investors – Governance – Conflict Minerals Policy Statement”.
Item 1.02  Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this form.
Section 2 - Exhibits
Item 2.01  Exhibits
Exhibit 1.01 – Conflict Minerals Report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Valmont Industries, Inc.
(Registrant)	Date: May 31, 2024

/s/ Timothy P. Francis
By: Timothy P. Francis
Interim Chief Financial Officer